August 22, 2007

Room 4561

Mr. Michael W. Laphen, Chief
 Executive Officer
Computer Sciences Corporation
2100 East Grand Avenue
El Segundo, CA 90245

> **Re: Computer Sciences Corporation**
> **Form 10-K for Fiscal Year Ended March 31, 2007**
> **Filed June 13, 2007**
> **File No. 001-04850**

Dear Mr. Laphen:

We have reviewed your response to our letter dated July 20, 2007 in connection with the above-referenced filing and have the following comments. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal year Ended March 31, 2007

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 13 – Commitments and Contingencies, page 103

1. Provide us with a more comprehensive analysis of your compliance with paragraph 65 of SOP 81-1 as it relates to the claims discussed in your response to our prior comment. As part of your response, expand your analysis under paragraphs 65(b) and (d) as follows:
   - Tell us how you concluded that the additional costs were unforeseen and not the result of deficiencies in your performance; and
   - Describe the objective and verifiable evidence that supports your claims.

2. Please provide the following regarding the claim denial recently received from the Procuring Contract Officer:

- The amount denied under this contract;
- The date you received the denial;
- A reasonably detailed summary of the negotiations between you and the customer prior to receiving the denial;
- The specific reasons that claims under this contract were denied; and
- A brief summary of your history of resolving such denied claims in the past.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or me at (202) 551-3451 if you have any questions regarding these comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief